Argentex Mining Corporation
Management Discussion and Analysis
For the Six Months Ended July 31, 2013

As of September 26, 2013

ii

Introduction

The following management’s discussion and analysis (“MD&A) should be read in conjunction with our unaudited condensed interim consolidated financial statements and related notes for the three and six-month periods ended July 31, 2013 and our audited consolidated financial statements and related notes for our fiscal year ended January 31, 2013, all of which are available on SEDAR at www.sedar.com. These consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles, and all references to currency in this MD&A are in United States dollars unless otherwise stated. Unless otherwise stated, conversion of Canadian dollars to United States dollars has been calculated at an exchange rate of C$1 equals US$1.

In this MD&A, unless otherwise specified, all references to “common shares” refer to shares of our common stock and the terms “we”, “us”, “our”, the “Company” and “our company” mean Argentex Mining Corporation, a British Columbia corporation, and our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, unless the context clearly requires otherwise.

Certain measures in this MD&A do not have any standardized meaning as prescribed by US GAAP and are therefore considered non-GAAP measures. Where we have used non-GAAP measures or terms we have provided definitions.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

  our exploration programs and results,

  the economic potential of our mineral exploration properties;

  the costs and timing of our exploration and development activities;

  our future investments in and acquisitions of mineral resource properties;

  our estimation of mineral resources and the realization of mineral resource estimates;

  our need for, and our ability to raise, capital;

  our financial and operating objectives and strategies to achieve them; and

  our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

  the cost and timing of our projected exploration activities;

  our ability to obtain any necessary financing on acceptable terms;

  timing and amount of capital expenditures;

  our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner;

  retention of skilled personnel;

  the timely receipt of required regulatory approvals;

  continuation of current tax and regulatory regimes;

  current exchange rates and interest rates; and

  general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

  general economic and business conditions in North America and in Argentina;

  our negative operating cash flow;

  our ability to obtain additional financing;

  fluctuations in worldwide prices and demand for minerals;

  fluctuations in exchange rates and interest rates;

  fluctuations in the level of our exploration and development activities;

  increases in capital and operating costs;

  risks associated with mineral resource exploration and development activities;

  uncertainties inherent in the estimation of mineral resources and mineral reserves;

  competition for resource properties and infrastructure in the mineral exploration industry;

  technological changes and developments in the mineral exploration and mining industry;

  regulatory uncertainties and potential environmental liabilities;

  political developments in Argentina; and

  the risks in the section of this MD&A entitled “Risk Factors”,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this MD&A are qualified by this cautionary statement.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This document, and certain reports referred to in this document and filed on our company’s website and the SEDAR site maintained by the Canadian Securities Regulators, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of securities laws in effect in the United States. Without limiting the foregoing, this document and the reports referred to herein use the terms “indicated” and “inferred” resources. Investors are advised that, while such terms are recognized and at times required by Canadian securities laws, the US Securities and Exchange Commission (the “SEC”) does not recognize them. Under current United States standards, mineralisation may not be classified as a “reserve” unless the determination has been made that the mineralisation could be economically and legally produced or extracted at the time the reserve determination is made. The Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) defines a mineral reserve as the economically mineable part of a measured or indicated mineral resource as demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The terms measured resource, indicated resource and related terms are also defined by CIM. As we have not done a preliminary feasibility study, we have not determined whether any of our properties contains a mineral reserve. Before we can evaluate whether any mineral reserve exists on any of our properties, we will be required to spend substantial funds on further drilling and engineering studies. There is a risk that none of our properties contains a mineral reserve.

Investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralisation and resources contained in this document, or in the reports incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this document or the reports referred to herein have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein or in the reports referred to herein may not be comparable to similar information disclosed by US companies.

Overview

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Santa Cruz and Rio Negro provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to our Argentinean claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pingüino property and we have concentrated the majority of our exploration efforts on this property.

We have focused our efforts primarily on our Pingüino property. We began exploration activities at Pingüino in late 2004. Between 2004 and 2009, we completed five phases of exploration, which included 269 diamond drill holes (“DDH”) (30,037 metres), 311 trenches, geological mapping, geochemical sampling and geophysical surveys. From 2010 to 2012, we completed three additional exploration programs (Phase VI through VIII), which included 153 DDH (16,838 metres), 255 reverse circulation drill holes (“RC”) (19,610 metres) and 38,300 metres of trenching, all of which improved the geological interpretation of the vein structures. Our phase VI – VIII exploration programs were focused on defining and expanding resources in the oxide and transition zones of known vein systems, and to test identified vein structures having the potential to build resources.

We have received three technical reports concerning our Pingüino property. The most recent, titled “Technical Report on the Pingüino Project, Santa Cruz Province, Argentina” was prepared by Mine Development Associates (“MDA”) with an effective date of January 31, 2013. This technical report included results from Phase 1 – VIII of our exploration program. All of our technical reports complied with the requirements of NI 43-101, all have been filed on SEDAR and all are available on our company’s website.

On July 2, 2013, we completed a private placement offering with Austral Gold Limited (“Austral”) and its Argentinean subsidiary, Austral Gold S.A. (“Austral Argentina”) in which we sold 8,632,000 Units to Austral and 242,824 Units and one convertible debenture in the principal amount of $2.3 million to Austral Argentina for aggregate gross proceeds of $4,733,147 (CDN$4,975,484). The convertible debenture is convertible into 8,389,176 Units at a conversion price of $0.274163 (CDN$0.2882), which is equal to the Unit price in the offering. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. All of these securities are subject to restrictions on transfer imposed by Canadian and US securities laws, including the Canadian hold period that will expire on November 3, 2013, and to a contractual resale restriction imposed pursuant to the terms of an Investment Agreement signed at the closing.

Also on July 2, 2013, Argentex entered into an Investment Agreement with Austral that establishes a basic framework for what we anticipate will be a continuing business relationship. This Investment Agreement entitles Austral to nominate one member of our Board, as well as an Assistant Secretary and one member of our Technical Advisory Board and it provides that Austral and its affiliates will have limited anti-dilution rights. The agreement also provides that Austral (and its affiliates) will not initiate or support any effort to gain control of Argentex and that it (and its affiliates) will refrain from acquiring any more than 19.9% of our issued and outstanding shares unless otherwise agreed to by us. The Investment Agreement remains in effect until such time as Austral (together with its affiliates) owns less than ten percent (10%) of our issued and outstanding shares (calculated on a partially diluted basis to include common shares that may be issued upon conversion of the convertible debenture). Finally, Austral agreed, on its own behalf and on behalf of Austral Argentina, that neither of Austral or Austral Argentina would transfer any of the securities purchased by it for one year after the closing, except for transfers to affiliates.

The subscription proceeds from the sale of the Units to Austral were converted into $2,366,574 and paid to us in Vancouver. The subscription proceeds from the sale of Units and the convertible debenture to Austral Argentina were converted into 12,767,666 Argentine pesos and paid to SCRN Properties Ltd., our wholly-owned subsidiary, at our local branch in Argentina. Immediately following the Closing, we made a loan of 12,408,500 pesos (equivalent to $2.3 million) to an Argentine “Mutual” (the Argentine equivalent of a credit union). This loan is be repaid in pesos in nine monthly installments, with the amount of each installment linked to the US dollar in an effort to protect our company from devaluation of the Argentine peso. Austral guaranteed repayment of the Loan.

Between July 15, 2013 and September 16, 2013, the borrower repaid 7,344,715 pesos (equivalent to $1.3 million) of the principal amount of the loan. At the date of this MD&A, the outstanding principal balance of the loan, which is to be repaid in pesos is equivalent to $1.0 million.

Through the date of this MD&A, Austral Argentina has converted $1.3 million of the outstanding principal amount of the $2.3 million convertible debenture at a conversion price of US$0.274163 (CDN$0.2882) per Unit and, accordingly, we have issued 4,741,708 conversion Units (consisting of 4,741,708 common shares and 2,370,854 warrants). Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

Pursuant to the Investment Agreement, Austral nominated Wayne Hubert to our Board. As there were no vacancies, Jenna Hardy resigned from the Board and Wayne Hubert was appointed to fill the vacancy created by her resignation. Mr. Hubert, a resident of the State of Utah, is also a director of Austral. In addition, Austral nominated, and our Board appointed, Stabro Kasaneva to our Technical Advisory Board. Mr. Kasaneva is also the Chief Operating Officer and a Director of Austral. Ms. Hardy’s resignation and both appointments were effective July 2, 2013.

During September, 2013 we engaged Major Perforaciones S.A., a division of Major Drilling Group International, to complete a 3,000 metre reverse circulation resource development program. We are focused on adding medium to high grade oxide material to our silver-gold mineral resource estimate. In addition, we have initiated a trenching program (up to 5,000 metres) to test vein extensions to surface.

Our current strategy is as follows:

  Advance Pingüino to development stage with the assistance of our new strategic partner Austral;
  Continue low cost exploration on other greenfield projects in the Argentinean provinces of Santa Cruz and Rio Negro;
  Evaluate new opportunities for precious metal opportunities in Latin America.
  Explore strategic opportunities including the potential synergies of a business combination with Austral;

We amended our Articles to adopt an article requiring advance notice of the nomination of directors in limited circumstances (the "Advance Notice Article"). The Advance Notice Article, which was adopted effective August 30, 2013, is intended to provide shareholders, directors and management with a clear framework for the nomination of directors at shareholders' meetings.

This amendment is designed to further our commitment to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice Article contains a provision requiring advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The Advance Notice Article establishes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company. No person will be eligible for election as a director of the Company unless nominated in accordance with the Advance Notice Article.

Our common stock is traded on the TSX Venture Exchange (symbol ATX) and on the OTCQB (symbol AGXMF).

THREE MONTHS ENDED JULY 31, 2013

Activities on Mineral Projects

During the period, we reduced our camp costs at Pingüino and conducted limited exploration activity, which included planning for our September resource development program.

In September, 2013 we engaged Major Perforaciones S.A., a division of Major Drilling Group International, to complete a 3,000 metre reverse circulation resource development program. We are focused on adding medium to high grade oxide material to our silver-gold mineral resource estimate. In addition, up to 5,000 metres of trenching commenced to test vein extensions to surface.

Summary of Quarterly Results

Quarter ended	Total Revenue ($)	Net loss ($)	Net loss per share (basic and fully diluted) ($)
July 31, 2013	Nil	(916,161)	(0.01)
April 30, 2013	Nil	(966,040)	(0.01)
January 31, 2013	Nil	(1,803,385)	(0.03)
October 31, 2012	Nil	(978,159)	(0.01)
July 31, 2012	Nil	(2,377,699)	(0.03)
April 30, 2012	Nil	(2,768,707)	(0.04)
January 31, 2012	Nil	(1,910,267)	(0.03)
October 31, 2011	Nil	(1,588,027)	(0.02)

Three Month Period Ended July 31, 2013 compared to Three Month Period Ended July 31, 2012

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses decreased by $1,544,452 or 85% from $1,814,060 during the three-month period ended July 31, 2012 to $269,608 during the three-month period ended July 31, 2013. The decrease in our mineral exploration expenses during the three-month ended July 31, 2013 was primarily due to the difference in the scope of our 2013 exploration program at our Pingüino Property. Our decision to limit the scope of our 2013 exploration program was due primarily to our lack of working capital until the completion of our financing with Austral on July 2, 2013. In comparison, the drilling component of Phase VIII of our exploration program (2012) consisted of 10,520 metres of drilling in 113 holes, of which approximately one third was completed during our quarter ended July 31, 2012. Details of our mineral exploration expenses are disclosed in note 5 to our financial statements. In addition, during the three months ended July 2012, we began our metallurgical testing and incurred costs to update our resource.

General and Administrative

Our general and administrative expenses (total expenses excluding mineral property interests, foreign exchange (gain) loss and stock-based compensation) increased by $100,769 or 21.6% from $466,118 during the three-month ended July 31, 2012 to $566,887 during the three-month period ended July 31, 2013. The increase was primarily the result of increases in professional fees and salaries and benefits, which were offset by a decrease in consulting, office and sundry expenses. Expenses incurred during the three-month period ended July 31, 2013, which related primarily to our ongoing negotiations with Austral Gold, totaled $156,069. Excluding this amount, general and administrative expenses during the three-month ended July 31, 2013 totaled $410,818, a decrease of $55,300 or 11.9% from $466,118 during the three-month period ended July 31, 2012.

	Three months	Three months
	ended July 31,	ended July 31,	Increase
	2013	2012	(Decrease)

Consulting	$112,094	$133,706	$(21,612)
Depreciation	15,258	16,327	(1,069)
Director fees	4,868	-	4,868
Office and sundry	20,611	62,387	(41,776)
Professional	175,216	94,925	80,291
Rent	13,296	13,316	(20)
Salaries and benefits	110,074	42,779	67,295
Shareholder and investor relations	26,296	36,839	(10,543)
Tax on assets and Argentine bank transactions	29,461	7,431	22,030
Transfer agent and filing	46,650	28,931	17,719
Travel	13,063	29,477	(16,414)
Adjusted General and Administrative	$566,887	466,118	100,769

Six Month Period Ended July 31, 2013 compared to Six Month Period Ended July 31, 2012

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses during the six-month period ended July 31, 2013 were $567,659, a decrease of $3,373,472 or 86% from mineral exploration expenses of $3,941,131 during the six-month period ended July 31, 2012. The decrease in our mineral exploration expenses during the six-month ended July 31, 2013 was primarily due to our decision to limit the scope of our 2013 exploration program at our Pingüino Property. Our decision to limit the scope of the 2013 exploration program was due primarily to our lack of working capital until the completion of our financing with Austral on July 2, 2013. In comparison, the drilling component of Phase VIII of our exploration program (2012) consisted of 10,520 metres of drilling in 113 holes, of which approximately one third was completed during our quarter ended July 31, 2012. Details of our mineral exploration expenses are disclosed in note 5 to our financial statements. In addition, during the six months ended July 2012, we began our metallurgical testing and incurred costs to update our resource.

General and Administrative

Our general and administrative expenses (total expenses excluding mineral property interests, foreign exchange (gain) loss and stock-based compensation) during the six-month period ended July 31, 2013 were $1,230,147, an increase of $244,371 or 24.8% over our general and administrative expenses during the six-month ended July 31, 2012, which were $985,776. The increase was primarily the result of increases in director fees, professional fees, salaries and benefits, which were partially offset by a decrease in office and sundry, shareholder and investor relation and travel expenses. Expenses related primarily to our ongoing negotiations with Austral Gold that were incurred during the six-month period ended July 31, 2013 totaled $416,846. General and administrative expenses excluding this amount during the six-month period ended July 31, 2013 totaled $813,301, a decrease of $172,475 or 17.5% from $985,776 during the six-month period ended July 31, 2012.

	Six months	Six months
	ended July 31,	ended July 31,	Increase
	2013	2012	(Decrease)

Consulting	$326,287	$297,908	$28,379
Depreciation	30,446	32,495	(2,049)
Director fees	93,727	19,829	73,898
Office and sundry	49,732	126,543	(76,811)
Professional	308,202	184,841	123,361
Rent	23,004	20,601	2,403
Salaries and benefits	216,888	81,467	135,421
Shareholder and investor relations	50,436	87,957	(37,521)
Tax on assets and Argentine bank transactions	35,205	13,198	22,007
Transfer agent and filing	65,153	36,978	28,175
Travel	31,067	83,959	(52,892)
Adjusted General and Administrative	$1,230,147	985,776	244,371

Liquidity

We currently have no operating revenues other than interest income and rely primarily on equity financing to fund our exploration and administrative expenses.

At July 31, 2013 we had $2,838,145 in cash and cash equivalents and a loan receivable of $2,050,000. Our working capital increased by $2,902,034 from $1,752,179 at January 31, 2013 to $4,654,213 at July 31, 2013, as a result of Austral’s strategic investment in our company (see “Overview”, above). Subsequent to July 31, 2013, our Argentine borrower repaid 5,987,215 pesos (equivalent to $1.05 million) under our loan agreement, reducing the current amount of our loan receivable to $1.0 million. The balance of the loan is to be repaid to us in the following installments (payments are to be made in Argentine pesos in amounts equivalent to those shown below at the official exchange rate in effect on the day prior to each payment):

October 15, 2013	$350,000
November 15, 2013	130,000
December 16, 2013	130,000
January 15, 2014	130,000
February 17, 2014	130,000
March 17, 2014	130,000

Total	$1,000,000

Cash Flows

Cash Used In Operating Activities

Net cash used in operating activities was $1,943,947 during the six-month period ended July 31, 2013 as compared to $5,020,850 during the six-month period ended July 31, 2012. The decrease is primarily due to lower expenses for mineral property exploration activities during the six-month period ended July 31, 2013 as compared to the six-month period ended July 31, 2012, as explained above.

Cash Used in Investing Activities

Net cash used in investing activities was $2,054,350 during the six-month period ended July 31, 2013 as compared $34,452 during the six-month period ended July 31, 2012. As discussed under “Overview”, above, we made a loan in the amount of 12,408,500 pesos (equivalent to $2.3 million) to an Argentine “Mutual”. The purpose of the loan was to mitigate currency risk, as repayments under the loan are linked to the value of the US dollar. During the three-month period ended July 31, 2013, we received the first loan installment repayment in Argentine pesos, equivalent to $250,338, including taxes of $338. In addition, $4,688 was used to purchase equipment during the six-month period ended July 31, 2013 as compared to $34,452 during the six-month period ended July 31, 2012.

Cash from Financing Activities

Net cash provided by financing activities during the six-month period ended July 31, 2013 was $4,733,147, as compared to $81,600 during the six-month period ended July 31, 2012. As described in further detail under “Overview”, above, on July 2, 2013, we completed a strategic investment with Austral and Austral Argentina in which we sold 8,632,000 Units to Austral and 242,824 Units and one convertible debenture in the principal amount of $2,300,000 to Austral Argentina for aggregate gross proceeds of $4,733,147 (CDN$4,975,484). During the six-month period ended July 31, 2012, we received $81,600 from the exercise of 240,000 stock options.

Capital Resources

We have no operations that generate cash flow and we are generally dependent on the sale of our securities to raise capital. As discussed in the paragraph above and more fully described under “Overview, above, we completed a financing on July 2, 2013 for gross proceeds of $4,733,147 (CDN $4,975,485).

We have an outstanding loan to an Argentine Mutual equivalent to $1.0 million which is to be repaid to us in accordance with the schedule disclosed above under “Liquidity”. We also have outstanding warrants and stock options, however as the strike price of all of our warrants and our stock options are significantly higher than our current stock price, we do not anticipate capital from the exercise of our currently outstanding warrants and options unless our stock price increases to levels higher than the strike prices.

Contingencies and Commitments

We had no contingencies at July 31, 2013.

We have the following long-term contractual obligations and commitments:

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately $6,954 (CDN$6,954) per month for the first three years of the lease, and approximately $7,289 (CDN$7,289) per month for the last two years of the term. The lease provided for four months of free base rent.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to July 2014 at a cost of $2,500 per month.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Transactions between Related Parties

During the six-month period ended July 31, 2013, we paid or accrued salary and benefits for our President and CEO of $128,346 (July 31, 2012 - $nil). At July 31, 2013 and January 31, 2013, we owed the respective amounts of $8,818 and $7,231 to our President and CEO.

During the six-month period ended July 31, 2013, we paid or accrued consulting fees of $86,859 (July 31, 2012 - $89,463) and recorded stock based compensation of $nil (July 31, 2012 - $62,495) related to a consulting agreement between us and a company controlled by our Chief Financial Officer. At July 31, 2013 and January 31, 2013, we owed the respective amounts of $4,873 and $5,422 related to this consulting agreement.

During the six-month period ended July 31, 2013, we paid or accrued consulting fees of $89,347 (July 31, 2012 - $101,076) and recorded stock based compensation of $nil (July 31, 2012 - $70,132) related to a consulting agreement between us and a company controlled by our Executive Vice President of Corporate Development. At July 31, 2013 and January 31, 2013, we owed the respective amounts of $2,925 and $986 related to this consulting agreement.

During the six-month period ended July 31, 2013, we paid or accrued aggregate director fees of $93,727 to six directors (July 31, 2012 - $19,829 to four directors). In addition, consulting fees of approximately $5,540 was paid to a company controlled by one director for consulting fees (July 31, 2012-$13,411). At July 31, 2013 and January 31, 2013, the Company was indebted to one director in the amount of $4,868 (January 31, 2012 -$nil)

Related party transactions are disclosed in further detail in Note 7 to the financial statements.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

We account for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of our financial instruments were as follows:

		July 31, 2013		January 31, 2013
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$2,838,145	$2,838,145	$2,117,142	$2,117,142
Receivables	Level 2	$16,487	$16,487	$33,357	$33,357
Loan receivable	Level 2	$2,050,000	$2,050,000	$-	$-
Accounts payable	Level 2	$283,549	$283,549	$441,638	$441,638
Convertible debenture	Level 2	$2,050,000	$2,050,000	$-	$-
Due to related parties	Level 2	$21,484	$21,484	$13,639	$13,639

The carrying amount approximates fair value because of the short maturity of the instruments.

Risk Management

Our activities expose us to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. We have mitigated the currency risk of the majority of our funds received in Argentina Pesos by loaning funds linked to the US dollar and having repayment of this loan guaranteed by Austral Gold Limited. Other than this financial instrument, we do not participate in the use of financial instruments to mitigate other risks and have no other designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of our mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our cash and our loan receivable. We maintain our Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account with an international bank. Our loan receivable is to an Argentine Mutual and although it is to be repaid in pesos, is linked to the US dollar. We believe that the credit risk is minimal as the loan is guaranteed by Austral. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. We have not lost any cash and do not believe our cash is exposed to any significant credit risk.

As of the date of this quarterly report, we had approximately $2.1 million in US cash, $300,000 in Canadian cash and cash equivalents, $4.2 million Argentine Pesos and $1,000,000 in a loan receivable.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. We believe that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

We are subject to foreign exchange risk for purchases denominated in foreign currencies. We operate outside of the United States primarily in Argentina and Canada and we are exposed to foreign currency risk due to the fluctuation between the currencies in which we operate in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. We monitor our foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

At July 31, 2013, we were exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	$1,250,851	$220,469
Receivables	-	116
Accounts payable	(552,451)	(80,801)
Net Exposure	$698,400	$139,784

We do not consider the loan receivable as having foreign exchange risk as although it is repayable in Argentinian Pesos, the amount of each repayment is linked to the US dollar.

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the US Dollar would have resulted in an increase/decrease of approximately $27,138 in the net loss for the three month period ended July 31, 2013. As this sensitivity analysis does not take into account any variables other than foreign currency rate fluctuations, the above information may not fully reflect the foreign exchange risk of the assets and liabilities involved.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As our cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, we consider the interest rate risk to be limited.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. Our operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on our operations.

Disclosure of Outstanding Share Data

As of September 16, 2013, we had 85,293,849 common shares issued and outstanding, 5,662,500 stock options, 17,612,972 common share purchase warrants and $1,000,000 of a convertible debenture that is convertible into 3,647,468 Units (one share and one ½ warrant) At the effective date of this MD&A, if all of our stock options and share purchase warrants were exercised (including the unit warrants to be issued upon conversion of the outstanding convertible debenture in the amount of $1,000,000), a total of 114,040,513 common shares would be issued and outstanding.

Risk Factors

An investment in our common stock involves a number of significant risks. You should carefully consider the following material risks and uncertainties known to us at the effective date of this MD&A in addition to other information in this annual MD&A in evaluating our company and our business before making any investment decision about our company. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You should invest in our common stock only if you can afford to lose your investment.

Risks Associated With Mining

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties. Unless and until we can do so, we cannot earn any revenues from operations and if we do not do so we may lose all of the funds that we have spent on exploration. If we do not discover any mineral reserve, our business may fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business may fail.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at an economically viable cost. If we cannot accomplish these objectives, our business could fail. Although we believe that we are in compliance with all material laws and regulations that currently apply to our activities, we can give no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

If we establish the existence of a mineral reserve on any of our properties, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve and our business could fail.

If we discover a mineral reserve on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a reserve, there can be no assurance that any reserve established will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our exploration and development activities will be subject to all of the hazards and risks inherent in these activities. If we discover a mineral reserve, our operations could be subject to all of the hazards and risks inherent in the development and production of a mineral reserve, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. While we currently carry insurance for our exploration and development activities we cannot guarantee that an event will not occur that is either not insurable or has not been adequately covered by existing insurance policies. Similarly for operations we do not currently maintain any insurance coverage against these operating hazards nor can we guarantee that if we commence operations that all hazards can be or will be adequately covered by insurance other than on a best efforts basis. The payment of any liabilities that may arise from any such occurrence would likely have a material adverse impact on our company.

Fluctuating precious metals and copper prices could negatively impact our business.

The potential for profitability of our mining properties is directly related to the market price of gold and silver. The price of gold and silver may also have a significant influence on the market price of our common stock. The market price of gold and silver historically has fluctuated significantly and is affected by numerous factors beyond our control. These factors include supply and demand fundamentals, expectations with respect to the rate of inflation, the relative strength of the US dollar and other currencies, interest rates, gold and silver sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, global or regional political, economic or banking crises, and a number of other factors. The market price of silver is also affected by industrial demand. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues, if any, from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine.

The volatility in gold and, silver prices is illustrated by the following table, which sets forth, for the periods indicated, the average market prices in US dollars per ounce of gold and silver, based on the daily London P.M. fix.

Average Annual Market Price of Gold and Silver (per oz.)

Metal	2009	2010	2011	2012	Jan-Aug 2013

Gold	$972	$1,224	$1,572	$1,669	$1,471
Silver	$14.67	$20.19	$35.12	$31.15	$25.14

The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event gold and silver prices decline and remain low for prolonged periods of time, we might be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

We may compete with other exploration companies looking for mineral resource properties. Some of these other companies possess greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations. While we may compete with other exploration companies in the effort to locate and acquire mineral resource properties, we do not believe that we will compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

Risks Associated with Our Company

We conduct mineral exploration in foreign countries which have special risks which could have a negative effect on our operations and valuation.

Our exploration operations are primarily conducted in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital which will be required to explore and/or develop any of our mineral properties, as well as the risk that our foreign currency holdings in Argentina may be devalued. For example, official government estimates of inflation in Argentina for 2012 are around 11%, however unofficial estimates place this figure at closer to 25 - 30%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: foreign exchange controls, changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.

On October 26, 2011 the Federal Government of Argentina announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings back overseas would require Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentinean oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. Although we do not currently derive any revenue from the export of any commodities, this requirement to repatriate earnings from future exports could have an adverse effect on our ability to exploit any minerals on any of our properties.

Our operations and investments in Argentina are subject to changes in political conditions, regulations and crime.

In January 2008, the Argentinean government reassessed its policy and practice in respect of export duties and began levying export duties on mining companies operating in the country. Although this particular change did not affect us, there can be no assurance that the Argentinean government will not unilaterally take other action which could have a material adverse effect on our projects in the country. In October 2011, the Argentinean government announced a decree requiring mining companies to repatriate mining revenues to Argentina and to convert those revenues into Argentine pesos prior to taking any further action with respect to such revenues, such as paying suppliers or distributing profits, either locally or out of the country. This decree has resulted in increased foreign exchange and bank transaction costs to us and increased our exposure to potential devaluation of the Argentine peso should SCRN be forced to hold more currency in Argentine pesos compared to US dollars. There also is the risk of political violence and increased social tension in Argentina as Argentina has experienced periods of civil unrest, crime and labor unrest. Certain political and economic events such as acts, or failures to act, by a government authority in Argentina, and acts of political violence in Argentina, could have a material adverse effect on our ability to operate in the country.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the potential profitability of our mineral properties or any future operations. Exploration and development activities, and to a greater extent future operations, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

We have a limited operating history on which to base an evaluation of our business and prospects and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Although we have been in the business of exploring mineral resource properties since 2002, we have not yet located any mineral reserve and we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. We therefore expect to continue to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

The figures for our estimated resource are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in our filings with securities regulatory authorities including the SEC, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineralised material and grades of mineralisation on our properties. Until ore is actually mined and processed, mineralised material and grades of mineralisation must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that:

  these estimates will be accurate;
  mineralisation estimates will be accurate; or
  this mineralisation can be mined or processed profitably.

Any material changes in mineral estimates and grades of mineralisation will affect the economic viability of placing a property into production and such property's return on capital. There can be no assurance that minerals recovered in small scale tests will be recovered in large-scale tests under on-site conditions or in production scale. The estimates contained in our public filings have been determined and valued based on assumed future prices, cut-off grades and operating parameters that may prove to be inaccurate. Extended declines in market prices for gold and/or silver may render portions of our mineralisation estimates uneconomic and result in reduced reported mineralisation or adversely affect the commercial viability of one or more of our properties. Any material reductions in estimates of mineralisation, or of our ability to extract this mineralisation, could have a material adverse effect on our results of operations or financial condition.

Title to mineral properties can be uncertain, and we are at risk of loss of ownership of one or more of our properties.

Our ability to explore and operate our properties depends on the validity of our title to that property.

Under Argentinean Law, concessions are granted by provincial governments for unlimited periods of time, subject to a mining fee and the filing of a minimum investment plan and compliance with a one-off minimum investment in the concession equal to 300 times the relevant mining fee over a five year period. Failure to comply with these conditions may result in the termination of the concession. Uncertainties inherent in mineral properties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from public record. We have not obtained title opinions covering our entire property, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to our property which, if successful, could impair future development and/or operations.

We remain at risk that the mining claims may be forfeited either due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.

Risks Relating to Our Common Stock

Our stock price has historically been volatile, and as a result you could lose all or part of your investment.

The market price of our common stock has fluctuated significantly and may decline in the future. The annual high and low sale prices of our common stock for the last five fiscal years ended January 31, 2013 and our fiscal quarters ended April 30th and July 31st, 2013 are as follows:

	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
July 31, 2013	$0.15	$0.07	$0.17	$0.07
April 30, 2013	$0.33	$0.10	$0.33	$0.095
January 31, 2013	$0.59	$0.19	$0.59	$0.19
January 31, 2012	$1.73	$0.28	$1.69	$0.26
January 31, 2011	$1.07	$0.43	$1.05	$0.45
January 31, 2010	$1.01	$0.19	$1.12	$0.25
January 31, 2009	$1.83	$0.07	$1.34	$0.85

The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including: changes in the worldwide price for gold and silver, political risks in Argentina, results from our exploration or development efforts and the other risk factors discussed herein.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and the FINRA’s sales practice requirements, which may limit a US stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the US Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers in the United States. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Risks Relating to our 2011 Merger and Continuation

We may still be treated as a US corporation and taxed on our worldwide income after the merger and continuation.

The merger and continuation of our company from the State of Delaware to the Province of British Columbia, Canada is considered a migration of our company from the State of Delaware to the Province of British Columbia, Canada. Certain transactions whereby a US corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the US tax rules because thereafter the foreign entity is not subject to US tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to US tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

If Section 7874(b) of the Code applied to the migration of our company from the State of Delaware to the Province of British Columbia, Canada, our company would continue to be subject to United States federal income taxation on its worldwide income. Section 7874(b) of the Code could apply to our migration unless we had substantial business activities in Canada when compared to our total business activities.

We may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “US holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of our assets after the merger and continuation are in cash or cash equivalents and shares of our wholly-owned subsidiary, SCRN Properties Ltd., we may in the future be classified as a PFIC. If we are classified as a PFIC, then the holders of shares of our company who are US taxpayers may be subject to PFIC provisions which may impose US taxes, in addition to those normally applicable, on the sale of their shares of our company or on distribution from our company.

Trends, Risks and Uncertainties

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock.